Exhibit 99.2

Brookfield Renewable

Partners L.P.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT MARCH 31, 2018 AND DECEMBER 31, 2017 AND FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2018	2017
Revenues	18	$793	$677
Other income		9	8
Direct operating costs		(256)	(233)
Management service costs	18	(21)	(16)
Interest expense – borrowings	7	(180)	(163)
Share of loss from equity-accounted investments		-	(3)
Unrealized financial instruments loss	3	(7)	(20)
Depreciation	6	(213)	(200)
Other		(29)	(2)
Income tax expense
Current		(7)	(16)
Deferred		(9)	(5)
		(16)	(21)
Net income		$80	$27
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$56	$(1)
General partnership interest in a holding
subsidiary held by Brookfield	8	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	8	3	7
Preferred equity	8	7	6
Preferred limited partners' equity	9	9	6
Limited partners' equity	10	5	9
		$80	$27
Basic and diluted earnings per LP Unit		$0.03	$0.05

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2018	2017
Net income		$80	$27
Other comprehensive income that will not be
reclassified to net income
Revaluations of property, plant and equipment	6	(3)	-
Actuarial (loss) gain on defined benefit plans		4	1
Total items that will not be reclassified to net income		1	1
Other comprehensive income that may be
reclassified to net income
Gains arising during the period on financial
instruments designated as cash-flow hedges	3	17	13
Unrealized (loss) gain on investments in equity and debt securities	3	(7)	3
Reclassification adjustments for amounts
recognized in net income	3	11	1
Foreign currency translation		229	251
Unrealized gain (loss) on foreign exchange swaps -
net investment hedge	3	4	(8)
Deferred income taxes on above items		(11)	(1)
Total items that may be reclassified subsequently to net income		243	259
Other comprehensive income		244	260
Comprehensive income		$324	$287
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	8	$257	$142
General partnership interest in a holding
subsidiary held by Brookfield	8	1	1
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	8	28	55
Preferred equity	8	(9)	11
Preferred limited partners' equity	9	9	6
Limited partners' equity	10	38	72
		$324	$287

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED		Mar 31	Dec 31
(MILLIONS)	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	13	$404	$799
Restricted cash	14	232	181
Trade receivables and other current assets	15	571	554
Financial instrument assets	3	39	72
Due from related parties		68	60
		1,314	1,666
Financial instrument assets	3	123	113
Equity-accounted investments		719	721
Property, plant and equipment, at fair value	6	27,352	27,096
Goodwill	11	994	901
Deferred income tax assets		172	177
Other long-term assets		162	230
		$30,836	$30,904
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$511	$542
Financial instrument liabilities	3	133	184
Due to related parties		144	112
Current portion of long-term debt	7	1,242	1,676
		2,030	2,514
Financial instrument liabilities	3	71	86
Long-term debt and credit facilities	7	10,201	10,090
Deferred income tax liabilities		3,707	3,588
Other long-term liabilities		354	344
		16,363	16,622
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	8	6,404	6,298
General partnership interest in a holding subsidiary
held by Brookfield	8	57	58
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	8	2,804	2,843
Preferred equity	8	600	616
Preferred limited partners' equity	9	707	511
Limited partners' equity	10	3,901	3,956
		14,473	14,282
		$30,836	$30,904

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
UNAUDITED	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
THREE MONTHS ENDED MARCH 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net income	5	-	-	-	-	-	5	9	7	56	-	3	80
Other comprehensive income (loss)	-	31	(1)	1	6	(4)	33	-	(16)	201	1	25	244
Preferred LP Units issued (Note 9)	-	-	-	-	-	-	-	196	-	-	-	-	196
Capital contributions	-	-	-	-	-	-	-	-	-	4	-	-	4
Distributions or dividends declared	(90)	-	-	-	-	-	(90)	(9)	(7)	(176)	(12)	(64)	(358)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	-	3
Acquisition (Note 2)	-	-	-	-	-	-	-	-	-	21	-	-	21
Other	(6)	-	-	-	-	-	(6)	-	-	-	10	(3)	1
Change in period	(88)	31	(1)	1	6	(4)	(55)	196	(16)	106	(1)	(39)	191
Balance, as at March 31, 2018	$(347)	$(347)	$4,615	$(8)	$(23)	$11	$3,901	$707	$600	$6,404	$57	$2,804	$14,473

Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income	9	-	-	-	-	-	9	6	6	(1)	-	7	27
Other comprehensive income	-	57	-	1	3	2	63	-	5	143	1	48	260
Preferred LP Units issued	-	-	-	-	-	-	-	187	-	-	-	-	187
Capital contributions	-	-	-	-	-	-	-	-	-	38	-	-	38
Distributions or dividends declared	(79)	-	-	-	-	-	(79)	(6)	(6)	(135)	(9)	(62)	(297)
Distribution reinvestment plan	3	-	-	-	-	-	3	-	-	-	-	-	3
Purchase of Isagen shares	-	-	-	-	-	-	-	-	-	(5)	-	-	(5)
Other	4	-	(15)	-	-	-	(11)	-	-	(2)	8	(7)	(12)
Change in period	(63)	57	(15)	1	3	2	(15)	187	5	38	-	(14)	201
Balance, as at March 31, 2017	$(320)	$(347)	$4,109	$(7)	$(28)	$26	$3,433	$511	$581	$5,627	$55	$2,666	$12,873

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
THREE MONTHS ENDED MARCH 31
(MILLIONS)	Notes	2018	2017
Operating activities
Net income		$80	$27
Adjustments for the following non-cash items:
Depreciation	6	213	200
Unrealized financial instrument loss	3	7	20
Share of loss from
equity-accounted investments		-	3
Deferred income tax expense (recovery)		9	5
Other non-cash items		-	1
Dividends received from equity-accounted investments		2	-
Changes in due to or from related parties		21	(5)
Net change in working capital balances		(32)	49
		300	300
Financing activities
Long-term debt - borrowings	7	1,491	147
Long-term debt - repayments	7	(1,935)	(255)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	8	4	38
Acquisition of Isagen from non-controlling interests	8	-	(5)
Issuance of preferred limited partnership units	9	196	187
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	8	(176)	(135)
To preferred shareholders		(7)	(6)
To preferred limited partners' unitholders	9	(8)	(5)
To unitholders of Brookfield Renewable or BRELP	8, 10	(160)	(144)
		(595)	(178)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	2	(12)	-
Investment in:
Sustaining capital expenditures	6	(27)	(18)
Development and construction of renewable power
generating assets	6	(25)	(49)
Proceeds from disposal of assets		-	150
Investment in securities	3	38	(12)
Restricted cash and other		(78)	(85)
		(104)	(14)
Foreign exchange gain on cash		4	5
Cash and cash equivalents
(Decrease) increase		(395)	113
Balance, beginning of period		799	223
Balance, end of period		$404	$336
Supplemental cash flow information:
Interest paid		$130	$117
Interest received		$7	$8
Income taxes paid		$13	$16

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

brookfield renewable partners l.p.

notes to the INTERIM consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11 and Series 13 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K” and “BEP.PR.M” respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2017 audited consolidated financial statements. Except for the recently adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), the interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2017 audited consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on May 3, 2018.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively.

All figures are presented in millions of U.S. dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.

Revenue Recognition

The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

Details of the revenue recognized per geographical region are included in Note 6 – Segmented information.

Brookfield Renewable has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.

Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within PPAs are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with a pattern of revenue recognition with the underlying energy generation. Accordingly, Brookfield Renewable has determined that the pattern of revenue recognition under IFRS 15 is consistent with IAS 18.

Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the Brookfield Renewable's generation activities related to commodity prices. Financial transactions included in revenue decreased revenues by $11 million (2017: $3 million).

(c) Recently adopted accounting standards

IFRS 15 – Revenue from contracts with customers

On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new standard replaces the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles which requires the identification of a contract with a customer, the identification of performance obligations with the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There have been no adjustments recognized on the adoption of IFRS 15.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

IFRS 9 – Financial instruments

Brookfield Renewable adopted IFRS 9, “Financial Instruments” (“IFRS 9”), as issued by the IASB in 2014, which provide more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policies were applied retrospectively from January 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures were not restated. The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018

IFRS 9 replaces certain provisions of IAS 39, “Financial Instruments Recognition and Measurement” (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, “Financial Instruments: Disclosures”.

(d) Changes to and impact of financial instrument accounting policies

The following accounting policies are applicable to the accounting for financial instruments from January 1, 2018 under IFRS 9 and differ from past practice under IAS 39. For the accounting policies that apply to comparative information, refer to the December 31, 2017 audited consolidated financial statements.

Recognition and Derecognition

Regular purchases and sales of financial assets are recognized on the trade-date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risk and rewards of ownership

Classification

From January 1, 2018, Brookfield Renewable classified its financial assets in the following measurement categories:

•        Those measured at fair value through other comprehensive income (FVOCI);

•        Those measured at fair value through profit and loss (FVPL); and

•        Those measured at amortized cost.

The classification of financial assets depends on the Brookfield Renewable’s business objectives for managing the financial assets and whether contractual terms of the cash flows are considered solely payments of principal and interest. For assets measured at fair value, gains and losses will either be recorded in profit and loss or other comprehensive income (OCI) depending on the business objective. Brookfield Renewable reclassifies financial assets when and only when its business objective for managing those assets changes.

Equity investments are classified either as FVPL or FVOCI, depending on Brookfield Renewable’s objectives for managing the investment with assets acquired for purposes other than short term trading designated as FVOCI.

Classification of financial liabilities under IFRS 9 is unchanged from IAS 39.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

As at January 1, 2018, the date of initial application, Brookfield Renewable’s financial instruments and new classification categories under IFRS 9 were as follows:
	Classification category
	IAS 39	IFRS 9	Carrying amount IAS 39 and IFRS 9 ($ Millions)
Financial assets
Cash and cash equivalents	FVPL	Amortized cost	799
Restricted cash(1)	FVPL	Amortized cost	284
Trade receivables and other current assets	Loans and receivables	Amortized cost	554
Financial instrument assets - investments in equity and debt securities(1)(2)	Available-for-sale	FVOCI	159
Financial instrument assets - derivative financial instruments(1)(3)	FVPL	FVPL	20
Financial instrument assets - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	6
Due from related parties	Loans and receivables	Amortized cost	60

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost	542
Financial instrument liabilities - derivative financial instruments(1)(3)	FVPL	FVPL	145
Financial instrument liabilities - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	125
Due to related parties	Other liabilities	Amortized cost	112
Long-term debt and credit facilities(1)	Other liabilities	Amortized cost	11,766

(1)               Includes both current and non-current portions.

(2)               Investments in equity and debt securities were originally referred to as available-for-sale securities in the 2017 annual consolidated financial statements.

(3)               Derivatives financials instruments comprise of energy derivative contracts, interest rate swaps and foreign exchange swaps.

Measurement

At initial recognition, financial assets are measured at fair value. For financial assets not classified as FVPL, transaction costs are included in the initial measurement. For assets classified as FVPL, transaction costs are expensed as incurred.

Under IFRS 9, embedded derivatives are not separated from financial assets, but variability in cash flows is considered in determining whether such cash flows are solely for payments of principal and interest. Accounting for embedded derivatives in financial liabilities and non-financial host contracts has not changed.

Subsequent measurement of financial assets depends on the business objective for managing the asset and the cash flow characteristics of the asset. Measurement of assets when the three categories are as follows:

Amortized cost: Assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.

FVOCI – Debt Instruments: Assets held to achieve a particular business objective by collecting contractual cash flows that consist solely of payments of principal and interest outstanding and selling financial assets are measured at FVOCI. Movements in the carry amount are taken through other comprehensive income (OCI), except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses, which are recognized in profit and loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss. Interest income from these financial assets is included in “Other Income” using the effective interest rate method.

FVOCI – Equity Instruments: Assets held to achieve a particular business objective other than short term trading are designated at FVOCI. Unlike debt instruments designated at FVOCI, there is no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.

IFRS 9 requirements for measurement of financial liabilities are aligned with IAS 39, with the exception that IFRS 9 introduces an additional requirement to present the change in fair value due to changes in Brookfield Renewable’s own credit risk in OCI instead of profit and loss in the case of liabilities designated under the fair value option as FVPL.

Impairment

From January 1, 2018, Brookfield Renewable assesses on a forward-looking basis the expected credit losses (ECL) associated with its assets carried at amortized cost and FVOCI, including finance lease receivables. For trade receivables only, Brookfield Renewable applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognizes a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the trade receivable.

Evidence of impairment may include:

•        Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•        A default of delinquency in interest or principal payments;

•        Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•        Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measureable decrease in the estimated future cash flows.

Trade receivables are reviewed qualitatively on a case by case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.

Measurement of ECL on financial assets resulted in immaterial amounts; therefore, an allowance for doubtful accounts was not recorded.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

Derivatives and hedge accounting

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

Brookfield Renewable designates its derivatives as hedges of:

•        Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•        Foreign exchange risk associated with net investment in foreign operations (net investment hedges); and

•        Floating interest rate risk associated with payments of debts (cash flow hedges).

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 3.

When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.

Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within “unrealized financial instruments (gain) loss”.

Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.

Net investment hedges that qualify for hedge accounting

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within “unrealized financial instruments (gain) loss”. Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.

Hedge ineffectiveness

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.

(e) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”).

IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.

Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management.

Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

2.  ACQUISITIONS

South Africa Wind and Solar Portfolio

The following investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Brookfield Renewable previously acquired TerraForm Global, Inc. (“GLBL”) on December 28th, 2017. Included in the net identifiable assets of GLBL was $56 million in restricted cash and deposits for the acquisition of controlling interests (ranging between 65% and 70%) in three separate companies that cumulatively operate 49 MW of wind and solar assets in South Africa (“BioTherm”).

The total consideration of $71 million, transferred in two tranches in March 2018, included the aforementioned deposit, a cash payment of $12 million, and deferred consideration of $3 million.

The total acquisition costs were less than $1 million, were expensed as incurred and have been classified under Other in the consolidated statement of income.

The provisional purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)
Cash and cash equivalents	$12
Trade receivables and other current assets	7
Property, plant and equipment, at fair value	158
Current liabilities	(3)
Current portion of long-term debt	(3)
Financial instruments	(2)
Long-term debt	(69)
Deferred income tax liabilities	(35)
Non-controlling interests	(21)
Fair value of net assets acquired	44
Goodwill (Note 11)	27
Purchase price	$71

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

3.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2017 audited consolidated financial statements.

Fair value disclosures

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Mar 31, 2018				Dec 31
(MILLIONS)	Level 1	Level 2	Level 3	Total	2017
Assets measured at fair value:
Cash and cash equivalents	$404	$-	$-	$404	$799
Restricted cash(1)	318	-	-	318	284
Financial instrument assets(2)(3)
Energy derivative contracts	-	9	-	9	-
Interest rate swaps	-	12	-	12	6
Foreign exchange swaps	-	27	-	27	20
Investments in equity and debt securities(2)	72	42	-	114	159
Property, plant and equipment	-	-	27,352	27,352	27,096
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(6)	-	(6)	(19)
Interest rate swaps	-	(138)	-	(138)	(155)
Foreign exchange swaps	-	(60)	-	(60)	(96)
Contingent consideration(4)	-	-	(18)	(18)	(18)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(12,467)	-	(12,467)	(12,479)
Total	$794	$(12,581)	$27,334	$15,547	$15,597

(1)        Includes both the current amount and long-term amount included in Other long-term assets.

(2)        Includes amounts in Level 2 that relate to the Brookfield Infrastructure Debt Fund holdings.

(3)        Includes both current and long-term amounts.

(4)        Amount relates to 2015 and 2014 business combinations with obligations lapsing in 2021 and 2024 respectively.

There were no transfers between levels during the three months ended March 31, 2018.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions are as follows:

		2018		2017
			Net Liabilities	Net Liabilities
(MILLIONS)	Assets	Liabilities	(Assets)	(Assets)
Energy derivative contracts	$9	$6	$(3)	$19
Interest rate swaps	12	138	126	149
Foreign exchange swaps	27	60	33	76
Investments in equity and debt securities	114	-	(114)	(159)
Total	162	204	42	85
Less: current portion	39	133	94	112
Long-term portion	$123	$71	$(52)	$(27)

(a)     Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

(b)     Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.

(c)     Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

(d)     Investments in equity and debt securities

Brookfield Renewable’s investments in equity and debt securities consist of investments in publicly-quoted securities.

Investments in equity and debt securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date.

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2018	2017
Energy derivative contracts	$4	$(2)
Interest rate swaps	5	(9)
Foreign exchange swaps - cash flow	(16)	(9)
	$(7)	$(20)

The following table reflects the unrealized gains (losses) included in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2018	2017
Energy derivative contracts	$7	$13
Interest rate swaps	10	-
Foreign exchange swaps - cash flow	-	-
	17	13
Foreign exchange swaps - net investment	4	(8)
Investments in equity and debt securities	(7)	3
	$14	$8

The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

THREE MONTHS ENDED MARCH 31
(MILLIONS)	2018	2017
Energy derivative contracts	$8	$(9)
Interest rate swaps	3	10
	$11	$1

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

4.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

For the first quarter of 2018, operations are segmented by technology – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (Co-gen and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Other). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. Our investment in the TerraForm Power and TerraForm Global businesses lead to the creation of the Solar segment which will now be reviewed on a standalone basis. Our investment in First Hydro resulted in the creation of a storage segment which will be reviewed along with our Co-gen and biomass businesses, on an aggregate basis. A pumped storage facility in North America, that was previously included in the hydroelectric segment, is now included in the “Storage and other” segment. The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. The corporate segment represents all activity performed above the individual segments for the business.

In addition, with the effect from the fourth quarter of 2017, the measures utilized by the CODM to assess performance and allocate resources are on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. As compared to the preceding years, Brookfield Renewable revised its definition of Adjusted EBITDA to include its proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, Brookfield Renewable included its proportionate share of Funds From Operations from equity-accounted investments in Adjusted EBITDA. Brookfield Renewable revised its definition as it believes it provides a more meaningful measure for investors to evaluate financial and operating performance on an allocable basis to Unitholders.

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

The following segmented information is regularly reported to the CODM.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2018:
												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other		Other			investments	interests	financials(1)
Revenues	261	69	53	54	17	8	2	18	17	-	499	(39)	333	793
Other income	-	1	1	1	-	-	-	2	-	1	6	(2)	5	9
Direct operating costs	(70)	(19)	(23)	(14)	(6)	(3)	(1)	(4)	(8)	(6)	(154)	13	(115)	(256)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	28	8	36
Adjusted EBITDA	191	51	31	41	11	5	1	16	9	(5)	351	-	231
Management service costs	-	-	-	-	-	-	-	-	-	(21)	(21)	-	-	(21)
Interest expense - borrowings	(44)	(7)	(10)	(14)	(3)	(2)	(1)	(6)	(4)	(25)	(116)	9	(73)	(180)
Current income taxes	(1)	(3)	-	(1)	-	-	-	-	-	-	(5)	-	(2)	(7)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(9)	(8)	(17)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(148)	(148)
Funds From Operations	146	41	21	26	8	3	-	10	5	(67)	193	-	-
Depreciation	(57)	(38)	(5)	(26)	(8)	(4)	(1)	(6)	(6)	-	(151)	12	(74)	(213)
Unrealized financial instrument gain	2	-	(2)	-	(1)	-	-	(2)	1	7	5	-	(12)	(7)
Deferred income tax expense	(4)	-	(1)	(6)	-	-	-	(1)	-	5	(7)	2	(4)	(9)
Other	(10)	(2)	(1)	-	-	-	-	(3)	(12)	(4)	(32)	5	(2)	(29)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(19)	-	(19)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	92	92
Net income (loss) attributable to Unitholders(2)	77	1	12	(6)	(1)	(1)	(1)	(2)	(12)	(59)	8	-	-	8

(1)               Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $56 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended March 31, 2017:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	255	52	47	39	15	4	13	-	425	(9)	261	677
Other income	-	3	1	-	-	-	-	-	4	-	4	8
Direct operating costs	(61)	(13)	(24)	(8)	(4)	(1)	(10)	(6)	(127)	5	(111)	(233)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	4	-	4
Adjusted EBITDA	194	42	24	31	11	3	3	(6)	302	-	154
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(45)	(6)	(12)	(10)	(4)	(1)	(3)	(21)	(102)	3	(64)	(163)
Current income taxes	(1)	(3)	(2)	-	-	-	-	-	(6)	-	(10)	(16)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(80)	(80)
Funds From Operations	148	33	10	21	7	2	-	(55)	166	-	-
Depreciation	(53)	(36)	(8)	(20)	(9)	(1)	(6)	-	(133)	3	(70)	(200)
Unrealized financial instrument (loss) gain	(4)	(3)	-	1	-	-	-	(9)	(15)	1	(6)	(20)
Deferred income tax (expense) recovery	(7)	2	(2)	-	1	-	-	6	-	-	(5)	(5)
Other	(1)	-	-	(1)	-	-	-	-	(2)	-	-	(2)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(4)	-	(4)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	81	81
Net income (loss) attributable to Unitholders(2)	83	(4)	-	1	(1)	1	(6)	(58)	16	-	-	16

(1)               Share of loss from equity-accounted investments of $3 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $1 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:
												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other		Other			investments	interests	financials
As at March 31, 2018:
Cash and cash equivalents	$35	$46	$17	$25	$17	$5	$6	$30	$15	$2	$198	$(40)	$246	$404
Property, plant and equipment, at fair value	11,218	1,395	1,873	1,749	497	300	53	600	609	-	18,294	(1,437)	10,495	27,352
Total assets	11,566	1,717	2,082	1,854	545	335	68	707	683	147	19,704	(1,042)	12,174	30,836
Total borrowings	3,021	500	194	986	238	82	42	461	276	2,315	8,115	(846)	4,174	11,443
Total liabilities	5,179	880	360	1,325	346	90	52	546	327	2,529	11,634	(1,042)	5,771	16,363
For the three months ended March 31, 2018:
Additions to property, plant and equipment	12	2	9	1	3	-	-	4	1	3	35	(5)	27	57
As at December 31, 2017:
Cash and cash equivalents	$21	$14	$40	$18	$19	$7	$103	$90	$11	$7	330	$(30)	$499	$799
Property, plant and equipment, at fair value	11,396	1,303	1,908	1,798	482	304	11	602	625	-	18,429	(1,451)	10,118	27,096
Total assets	11,709	1,574	2,149	1,888	532	443	31	765	691	180	19,962	(1,040)	11,982	30,904
Total borrowings	3,049	447	200	1,005	233	192	9	499	253	2,552	8,439	(848)	4,175	11,766
Total liabilities	5,237	801	380	1,338	334	208	18	573	304	2,786	11,979	(1,039)	5,682	16,622
For the year ended December 31, 2017:
Additions to property, plant and equipment	90	8	59	6	34	-	-	-	13	10	220	(10)	144	354

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

Geographical Information

The following table presents consolidated revenue split by geographical region for the three months ended March 31:

(MILLIONS)	2018	2017
United States	$250	$232
Colombia	223	198
Canada	129	133
Brazil	103	77
Europe	44	37
Other	44	-
	793	677

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
United States	$11,047	$11,131
Colombia	5,781	5,401
Canada	5,624	5,810
Brazil	3,429	3,479
Europe	1,360	1,332
Other	830	664
	28,071	27,817

5.  Income taxes

Brookfield Renewable’s effective income tax rate was 16.7% for the three months ended March 31, 2018 (2017: 43.8%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests’ income not subject to tax.

6.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2017		$22,399	$3,818	$560	$319	$27,096
Additions		46	9	1	1	57
Acquisitions through business combinations	2	-	72	86	-	158
Disposal		(18)	(3)	-	(10)	(31)
Items recognized through OCI
Foreign exchange		265	8	13	(1)	285
Items recognized through net income
Depreciation		(138)	(60)	(9)	(6)	(213)
As at March 31, 2018		$22,554	$3,844	$651	$303	$27,352

(1)     Includes storage, biomass and Co-gen.

(2)     Includes intangible assets of $14 million (2017: $14 million) and construction work in process (“CWIP”) of $489 million (2017: $663 million).

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

7.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Mar 31, 2018				Dec 31, 2017
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	Fair	Interest	Term	Carrying	Fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Corporate borrowings
Series 3 (C$200)	5.3	0.6	$155	$160	5.3	0.8	$159	$163
Series 4 (C$150)	5.8	18.6	116	139	5.8	18.9	119	144
Series 7 (C$450)	5.1	2.5	349	374	5.1	2.8	358	382
Series 8 (C$400)	4.8	3.9	310	329	4.8	4.1	318	344
Series 9 (C$400)	3.8	7.2	310	314	3.8	7.4	318	321
Series 10 (C$500)	3.6	8.8	388	384	3.6	9.0	398	400
	4.5	6.1	$1,628	$1,700	4.5	6.4	$1,670	$1,754
Credit facilities	2.8	2.2	$692	$692	2.6	4.5	$887	$887
Subsidiary borrowings
Hydroelectric	6.4	9.5	$6,607	6,949	6.3	8.8	$6,392	6,813
Wind	4.9	11.7	1,954	2,330	5.8	9.7	2,211	2,343
Solar	10.5	11.5	526	668	11.1	7.6	643	643
Storage and other	4.8	7.8	122	128	8.4	17.8	39	39
	6.3	10.1	$9,209	$10,075	6.5	9.0	$9,285	$9,838
Total debt			11,529	12,467			11,842	12,479
Add: Unamortized premiums(1)			1				1
Less: Unamortized financing fees(1)			(87)				(77)
Less: Current portion			(1,242)				(1,676)
			$10,201				$10,090

(1)               Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 19  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America, Europe and South Africa consist of both fixed and floating interest rate debt. Subsidiary borrowings in South Africa consist of floating interest rate debt indexed to the Johannesburg Interbank Agreed Rate (“JIBAR”) and U.S. dollar denominated debt indexed to the London Interbank Offered Rate (“LIBOR”). Brookfield Renewable uses interest rate swap agreements in North America, Europe and South Africa to minimize its exposure to floating interest rates. Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Subsidiary borrowings in Malaysia consist of floating interest rate debt indexed to the Kuala Lumpur Interbank Offering Rate (“KLIBOR”). Subsidiary borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of long-term debt and £90 million ($125 million) letter of credit facility. The long-term debt matures in 2021 and bears interest at LIBOR plus a margin of 2.75%.

On January 29, 2018, Brookfield Renewable completed R$130 million ($40 million) of financing with respect to a 19 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.15% and matures in 2038.

On February 15, 2018, Brookfield Renewable completed a refinancing associated with a 296 MW hydroelectric facility in the United States. The financing was a $350 million interest only green bond bearing interest at 4.5%, maturing in 2033. Proceeds were used to repay the existing principal amount of $315 million and the excess was distributed to investors.

On February 22, 2018, TerraForm Global issued $400 million of senior notes at 6.13%, maturing in March 2026. Along with cash on the balance sheet, proceeds were used to repay the existing $760 million of 9.75% senior notes due in 2022. Additionally, TerraForm Global secured a $45 million revolving credit facility, maturing in February 2021.

On February 27, 2018, Brookfield Renewable completed bond financing associated with the Colombian business. The financing was a COP 750 billion ($262 million) in senior unsecured bonds with maturities of 7, 12 and 30 years at rates of 7.12%, IPC + 3.56% and IPC + 3.99%, respectively.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million, and mature in 2031. As at March 31, 2018, the loans were not in compliance with certain covenants due to the SunEdison Bankruptcy, as well as issues with contractors under engineering, procurement and construction contracts. The loan balances have been classified as current as at March 31, 2018 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. As we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of March 31, 2018.

Credit facilities

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

The following table summarizes the available portion of credit facilities:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Authorized corporate credit facilities	$2,090	$2,090
Draws on corporate credit facilities(1)	(692)	(685)
Issued letters of credit	(186)	(193)
Available portion of corporate credit facilities	1,212	1,212

(1)     Comprised of $292 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $400 million borrowed under unsecured revolving credit facility provided by Brookfield Asset Management.

8. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following:

Mar 31		Dec 31
(MILLIONS)	2018	2017
Participating non-controlling interests - in operating subsidiaries	$6,404	$6,298
General partnership interest in a holding subsidiary held by Brookfield	57	58
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,804	2,843
Preferred equity	600	616
	$9,865	$9,815

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

						Isagen
	Brookfield				Isagen	public
	Americas	Brookfield	Brookfield	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	investors	interests	Other	Total
As at December 31, 2016	$963	$1,654	$1,085	$127	$1,675	$14	$71	$5,589
Net (loss) income	(29)	(13)	33	12	47	-	3	53
OCI	(76)	269	111	2	78	(1)	-	383
Capital contributions	-	89	186	-	19	-	-	294
Acquisition	-	-	525	-	-	-	-	525
Distributions	(8)	(317)	(88)	(7)	(115)	-	(4)	(539)
Purchase of Isagen shares	-	-	(1)		(5)	5	-	(1)
Other	-	-	1	-	2	(9)	-	(6)
As at December 31, 2017	$850	$1,682	$1,852	$134	$1,701	$9	$70	$6,298
Net income (loss)	1	(3)	24	4	29	-	1	56
OCI	3	4	56	-	138	1	(1)	201
Capital contributions	-	-	4	-	-	-	-	4
Acquisition	-	-	21	-	-	-	-	21
Distributions	(5)	(20)	(122)	-	(29)	-	-	(176)
Other	-	1	(1)	-	-	-	-	-
As at March 31, 2018	$849	$1,664	$1,834	$138	$1,839	$10	$70	$6,404
Interests held by third parties	75-80%	50-60%	23-71%	25%	53%	0.5%	21-50%

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable on a one for one basis, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

As at March 31, 2018, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2017: 2,651,506) and 129,658,623 (December 31, 2017: 129,658,623), respectively.

Distributions

The composition of the distributions for the three months ended March 31 is presented in the following table:

(MILLIONS)	2018	2017
General partnership interest in a holding
subsidiary held by Brookfield	$1	$1
Incentive distribution	11	8
	$12	$9

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$64	$62
	$76	$71

Preferred equity

Brookfield Renewable’s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the three months ended
(MILLIONS EXCEPT	Shares	dividend	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$1	$1	$105	$108
Series 2 (C$113)(1)	4.51	3.63	Apr 30, 2020	1	1	87	90
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	2	2	193	197
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	1	1	80	82
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	2	1	135	139
	31.03			$7	$6	$600	$616

(1)        Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2017, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

In June 2017, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2018, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

9. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the three months ended
(MILLIONS EXCEPT	Shares	distribution	redemption	March 31		Mar 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$1	$1	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	2	2	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	2	2	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	2	1	187	187
Series 13 (C$250)	10.00	5.00	Apr 30, 2023	2	-	196	-
	37.89			$9	$6	$707	$511

On January 16, 2018, Brookfield Renewable issued 10,000,000 Class A, Series 13 Preferred Limited Partnership Units (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). Brookfield Renewable incurred C$9 million ($5 million) in related transaction costs inclusive of fees paid to underwriters.  The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of Series 13 Preferred Units will have the right, at their option, to convert their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.00%.

10. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at March 31, 2018, 180,464,290 LP Units were outstanding (December 31, 2017: 180,388,361) including 56,068,944 (December 31, 2017: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the three months ended March 31, 2018, 84,629 LP Units (2017: 98,197 LP Units) were issued under the distribution reinvestment plan.

As at March 31, 2018, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at March 31, 2018.

In December 2017, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2018, or earlier should Brookfield

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

Renewable complete its repurchases prior to such date.  On March 20, 2018, Brookfield Renewable re-purchased 8,700 LP Units on the Toronto Stock Exchange for an average price of C$39.20.

Distributions

The composition of the distribution for the three months ended March 31 is presented in the following table:

(MILLIONS)	2018	2017
Brookfield	$28	$24
External LP Unitholders	62	55
	$90	$79

In February 2018, unitholder distributions were increased to $1.96 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, which took effect with the distribution payable in March 2018.

11. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)
Balance, as at December 31, 2016	$896
Foreign exchange	5
Balance, as at December 31, 2017	$901
Acquired through business acquisition	27
Foreign exchange	66
Balance, as at March 31, 2018	$994

The acquisition equation for Biotherm (Note 2 – Acquisitions) includes a deferred tax liability of $35 million. The deferred tax liability arises because the tax bases of the Biotherm net assets are significantly lower than their acquisition date fair value. As required by IFRS 3, this deferred tax liability is calculated in accordance with IAS 12, and is not measured at fair value. IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur. The fair value of the deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that goodwill of $27 million arises from such difference.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

12. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments :

(MILLIONS)	FHH (Guernsey)	TerraForm Power	Bear Swamp	Other	Total
As at December 31, 2016	$-	$-	$113	$93	$206
Initial investment	248	221	-	-	469
Share of net income (loss)	6	(9)	4	1	2
Share of OCI
Revaluation of property, plant and equipment	-	-	54	-	54
Other	1	-	1	-	2
Dividends declared	(25)	-	-	(6)	(31)
Foreign exchange translation	15	-	-	4	19
As at December 31, 2017	$245	$212	$172	$92	$721
Share of net income (loss)	5	(9)	4	-	-
Share of OCI
Other	(1)	(2)	-	-	(3)
Dividends declared	(2)	(4)	(1)	-	(7)
Foreign exchange translation	9	-	-	(1)	8
As at March 31, 2018	$256	$197	$175	$91	$719

The following tables summarize certain financial information of equity-accounted investments:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Current assets	$502	$477
Property, plant and equipment, at fair value	8,076	8,098
Other assets	196	213
Current liabilities	664	687
Long-term debt	4,351	4,294
Other liabilities	807	822
Minority interests	139	136

	Three months ended Mar 31
(MILLIONS)	2018	2017

Revenue	$225	$19
Net Loss	(32)	(5)
Share of net income (loss)
Cash earnings	19	1
Non-cash loss	(19)	(4)

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

13. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents are as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Cash	$370	$790
Short-term deposits	34	9
	$404	$799

14. RESTRICTED CASH

Brookfield Renewable’s restricted cash  is as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Operations	$120	$195
Credit obligations	196	85
Development projects	2	4
Total	318	284
Less: non-current	(86)	(103)
Current	$232	$181

15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets are as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Trade receivables	$346	$360
Other short-term receivables	101	82
Prepaids and others	124	112
	$571	$554

Brookfield Renewable receives payment monthly for invoiced PPA revenue and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables. There are no other significant contract asset or liability balances related to contracted revenue.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

16.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities are as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Operating accrued liabilities	$234	$271
Interest payable on corporate and subsidiary borrowings	108	64
Accounts payable	78	117
Deferred consideration	37	35
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	31	29
Other	23	26
	$511	$542

(1)      Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

17.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and two wind projects in Europe totaling 47 MW are expected to be $67 million. All four projects are expected to be fully operational between 2018 and 2019.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 7 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, and the Brookfield Infrastructure Fund III. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as follows:

	Mar 31	Dec 31
(MILLIONS)	2018	2017
Brookfield Renewable along with institutional investors	$69	$76
Brookfield Renewable's subsidiaries	433	468
	$502	$544

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

18.  RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2018 and the interest rate applicable on the draws is LIBOR plus up to 2%. As at March 31, 2018, the full amount had been drawn. For the three months ended March 31, 2018, the interest expense on the draws from the credit facility totaled $2 million (2017: $nil).

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

A subsidiary of Brookfield Renewable sells electricity to and has it distributed on its behalf by a Brookfield Infrastructure Colombian regulated distribution business, as part of its normal course of operation. For the three months ended March 31, 2018, $3 million (2017: $nil) of revenues were generated.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

The following table reflects the related party agreements and transactions in the interim consolidated statements of income for the three months ended March 31:

(MILLIONS)	2018	2017
Revenues
Power purchase and revenue agreements	$140	$150
Wind levelization agreement	1	1
	$141	$151
Direct operating costs
Energy purchases	$(2)	$(3)
Energy marketing fee	(6)	(6)
Insurance services	(6)	(8)
	$(14)	$(17)
Management service costs	$(21)	$(16)

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

19.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at March 31, 2018:
Current assets	$37	$407	$1,653	$506	$2,684	$(3,973)	$1,314
Long-term assets	4,624	254	-	21,153	29,789	(26,298)	29,522
Current liabilities	42	7	179	3,611	2,164	(3,973)	2,030
Long-term liabilities	-	-	1,468	293	13,325	(753)	14,333
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,404	-	6,404
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,804	-	-	2,804
Preferred equity	-	600	-	-	-	-	600
Preferred limited partners' equity	707	-	-	718	-	(718)	707
As at December 31, 2017:
Current assets	$32	$412	$1,691	$525	$2,816	$(3,810)	$1,666
Long-term assets	4,483	262	-	20,142	29,508	(25,157)	29,238
Current liabilities	43	7	180	3,024	3,071	(3,811)	2,514
Long-term liabilities	-	-	1,505	693	12,670	(760)	14,108
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,298	-	6,298
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,843	-	-	2,843
Preferred equity	-	616	-	-	-	-	616
Preferred limited partners' equity	511	-	-	516	-	(516)	511

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the three months ended
March 31, 2018
Revenues	$-	$-	$-	$-	$793	$-	$793
Net income (loss)	14	4	-	(9)	106	(35)	80
For the three months ended
March 31, 2017
Revenues	$-	$-	$-	$-	$677	$-	$677
Net income (loss)	15	-	-	35	101	(124)	27

(1)               Includes investments  in subsidiaries under the equity method.

(2)               Includes the Holding Entities.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 7 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 8 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

20.  SUBSEQUENT EVENTS

On April 20, 2018, Brookfield Renewable completed a R$160 million ($47 million) refinancing associated with a 120 MW hydroelectric facility in Brazil. The loan bears an interest rate of CDI plus 2.00% and matures in October 2023.

Brookfield Renewable Partners L.P.                                                                 Q1 2018 Interim Consolidated Financial Statements and Notes

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